FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December  11, 2014, announcing  today that systems integrator OpenSky ordered an initial VSAT network for ANTEL, the state-owned telecommunications company of Uruguay

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 11, 2014	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

Uruguay's OpenSky Orders Gilat VSATs for ANTEL

Network to provide Internet access to schools and services for enterprise and defense-related entities across the country

Petah Tikva, Israel, December 11, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that systems integrator OpenSky ordered an initial VSAT network for ANTEL, the state-owned telecommunications company of Uruguay.

ANTEL intends to use its new VSAT network to provide Internet access to schools as well as services for enterprise and defense-related entities across the country. The order – for a fully-redundant SkyEdge II-c hub and 250 remote sites operating in Ku- and C-band, including installation, training and 36 months of extended SatCare support – is scheduled for roll-out in the fourth quarter of 2014.

“We have been working with ANTEL since 2007 on a variety of projects and, in that time, have managed to gain their trust,” said Martin Villalba, CEO of OpenSky. “We were looking for a technologically strong satellite platform provider to meet a very demanding set of needs. Gilat was the logical choice.”

“Our cooperation with OpenSky has opened up an entirely new market for us,” added Erez Antebi, Gilat's CEO. "With this initial network in place, OpenSky is well positioned to offer additional satellite communications solutions.”

About OpenSky
OpenSky is a telecommunications systems integrator operating in Uruguay. It provides turnkey solutions to the corporate, defense and carrier markets and products for optical and wireless network access, testing and infrastructure.

About ANTEL
Established in 1971, ANTEL is the state-owned telecommunications company of Uruguay. With an overall market share of approximately 50% and a broadband market share of approximately 100%, it owns and operates a digital telecommunications network extending throughout the country. The company provides mobile telephony, fixed telephony, data and Internet services.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks	KCSA Strategic Communications
Joelle Inowlocki	Phil Carlson, Vice President
JoelleI@gilat.com	pcarlson@kcsa.com
(212) 896-1233